

June 2, 2010

By U.S. mail and facsimile to (412) 257-7640

Mr. Ronald E. Hauck, Corporate Controller
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017

> **RE:** **Universal Stainless & Alloy Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 0-25032**

Dear Mr. Hauck:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 14

Results of Operations, page 14

1. You disclose on page 14 that the $0.5 million increase to inventory reserves during the quarter ended March 31, 2009, related to the inability of a customer to pay amounts owed on 2008 business. Please tell us how the customer's inability

to pay resulted in an increase in the inventory reserve. Please also revise your disclosures in future filings to clarify this point.

2. In future filings, please quantify the factors materially impacting the line items within income (loss) from continuing operations.   For example, your discussion of2009 net sales does not quantify the impact of lower raw material surcharges and base price increases realized in 2009.   Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance. Please also refer to your response letter dated July 15, 2008 regarding comment 4 in our letter dated June 30, 2008.

3. We note that the decline in net sales for 2009 is due, in part, to a decline in the volume shipped to which you attribute to the oversupply of product in the market. To the extent that the decline in your volumes is also attributable to your market share, please also disclose changes in your market share of each of the markets you sell your products along with an explanation for the change in market share and what management is doing to address any declines in market share.

4. We note that you attribute, in part, the increase in cost of products sold as a percentage of net sales in 2009 from 2008 to higher operation costs resulting from lower production volumes. Please revise your disclosure in future filings to clarify, if correct, that the increase is attributable to fixed operating costs spread over lower product sales.

Liquidity and Capital Resources, page 19

5. In future filings, please disclose the factors that caused managed working capital days sales outstanding to increase to 146 days as of December 31, 2009 from 118 days as of December 31, 2008. Please also provide investors with an analysis of each of the material factors. In this regard, we note your response letter dated July 15, 2008 to comment 18 in our letter dated June 30, 2008.

Quantitative and Qualitative Disclosures About Market Risk, page 25

6. Please revise your disclosures in future filings to comply with the disclosure requirements of Items 305(a) of Regulation S-K. There is a concern that your current disclosures do not provide investors with sufficient information to understand how market changes (i.e., changes in the corresponding commodity prices or interest rates) will impact the derivative instruments you use to reduce your commodity risks and interest rate risks.

Management's Report on Internal Control Over Financial Reporting, page 26

7. We note that your definition of internal control over financial reporting does not conform to the definition contained in Exchange Act Rule 13a-15(f). In future

filings, please revise your definition accordingly or simply state your
effectiveness conclusions without including a definition.

Report of Independent Registered Public Accounting Firm, page 26

8. In future filings, please request Schneider Downs & Co., Inc. to revise its report to
    include the financial statement schedule in the statement regarding their
    responsibilities within the first paragraph. Refer to Article 5-04(c) of Regulation
    S-X for guidance.

Note 7: Income Taxes, page 36

9. Please provide us with a detailed explanation of the items comprising the 13.4%
    reconciling item from the federal statutory tax rate to the effective tax rate with
    the title, "Reconciliation of federal and state tax balances to tax returns". In this
    regard, we note your statement that $370,000 of the $542,800 reconciling item
    relates to prior period adjustments. This explanation appears to imply that the
    $370,000 adjustment is an error, as defined in ASC 250-10-20, that is being
    corrected in the current period. Please provide us with a comprehensive
    qualitative and quantitative explanation of the error, how it was identified, and
    why you do not believe the correction of the error is material. Please refer to
    ASC 250-10-S99-1 and S99-2 (i.e., SAB Topics 1:M and 1:N) as to the analysis
    that should be provided regarding materiality of the error. Please also ensure your
    explanation addresses the remaining $172,800 of the negative tax adjustment.
    Please revise your disclosure in future filings to provide investors with an
    explanation for this reconciling item. Refer to ASC 740-10-50-12 for guidance.
    Regarding your discussion on page 15 of a $200,000 adjustment made during the
    second quarter of fiscal year 2009, it appears as though this adjustment relates the
    interim periods recognition of your fiscal year 2009 income tax expense (benefit),
    as discussed in ASC 740-270-35-3 and 35-4. If correct, please clarify your
    disclosure in future filings that there is no impact to the annual effective tax rate
    for this adjustment made during the second quarter of fiscal year 2009. If this is
    not correct, please provide us with a detailed explanation as to how this
    adjustment has impacted the annual effective tax rate, the nature of the
    adjustment, and the specific accounting literature that supports your accounting.

10. On page 37 you state that you have various state net operating loss carryforwards
    expiring in 2009. Please confirm to us and revise your disclosures in future
    filings to clarify that you recognized a full valuation allowance for the state tax
    carryforwards that expired during fiscal year 2009. Please tell us the gross
    amount of the deferred tax asset recognized for these expired state tax
    carryforwards.

Note 13: Segment and Related Information, page 44

11. You state that the Bridgeville and Titusville facilities have been aggregated into one reportable segment, Universal Stainless & Alloy Products, because of "the management reporting structure in place". Based on this statement, it is unclear whether these two facilities meet all of the aggregation criteria listed in ASC Topic 280-10-50-11. Please provide us with your analysis of the aggregation criteria, which demonstrates it is appropriate to aggregate these two operating segments. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating income, and operating income margins, along with any other information you believe would be useful in assessing economic similarity, for the two operating segments aggregated into the Universal Stainless & Alloy Products reportable segment for each of the five years ended December 31, 2009 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

Exhibits, page 50

12. We note that you incorporate the Credit Agreement, Exhibit 10.2, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all exhibits and schedules.

Definitive Proxy Statement

Nominees For Election As Directors, page 7

13. We note that your Board of Directors intends to elect Dennis Oates, your Chief Executive Officer, to be Chairman upon the retirement of the current Chairman, Clarence McAninch. Since one person will serve as Chief Executive Officer and Chairman of the Board, please disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the Board. See Item 407(h) of Regulation S-K.

Compensation Discussion and Analysis, page 14

Stock Incentive Plan, page 16

14. On page 17, we note that "stock options are earned on the basis of level of responsibility, continued service to the Company, and performance." In future

filings, please disclose how you determine the amount of stock options to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. To the extent that stock options awards are based on corporate performance goals, please disclose the threshold, target, and maximum performance goals, the payouts corresponding to each of these goals, the actual results achieved by the Company, and how the Company evaluated the actual results to reach the payouts to the named executive officers. See Item 402(b)(2)(v)-(vi) of Regulation S-K. To the extent that stock options awards are based on individual performance, please describe the individual elements of performance and contribution that are taken into account making these awards. See Item 402(b)(2)(vii) of Regulation S-K.

Executive Compensation, page 19

15. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the Period Ended March 31, 2010

Disclosure Controls and Procedures, page 15

16. We note your statement that your President and Controller concluded that, as of the end of the period covered by this quarterly report, the Company's disclosure controls and procedures are effective in the timely identification of material information required to be included in the Company's periodic filings with the SEC. Please note that you are not permitted to qualify the effectiveness conclusion in this manner. Please confirm to us that the Chief Executive Officer and the Chief Financial Officer concluded that your disclosure controls and procedures were effective for the period ending March 31, 2010. Please also comply with this comment in future filings.

Exhibits 31.1 and 31.2 – Section 302 Certifications

17. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "of internal control over financial reporting," in paragraph 5. Please also comply with this comment in all future annual and quarterly reports.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments.

Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief